ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

July 11, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549):  Post-Effective Amendment No. 166 to the Trust’s Registration Statement on Form N-1A –  Even Keel Multi-Asset Managed Risk Fund (formerly Sustainable Opportunities Fund)

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Even Keel Multi-Asset Managed Risk Fund (formerly the Sustainable Opportunities Fund) (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 166 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 166”).  Post-Effective Amendment No. 166 is being filed for the purpose of adding Class A, Class C, Class F, Class R-1 and Class R-2 shares of the Fund, and also for reflecting certain additional changes, including the new name of the Fund (Even Keel Multi-Asset Managed Risk Fund).

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

/s/  David J. Baum

David J. Baum

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